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LORUS THERAPEUTICS PRESENTS ITS ANTISENSE ANTICANCER DRUGS PORTFOLIO AT TIDES 2004 INTERNATIONAL CONFERENCE

TSX:

LOR

AMEX:

            LRP

TORONTO, CANADA, April 29, 2004 – Lorus Therapeutics Inc. (“Lorus”) announced that it is presenting at the TIDES Conference being held in Las Vegas, NV, from April 25-29, 2004.  An invited oral presentation entitled “Lorus Therapeutics Antisense Drug Development: Update on GTI-2040 and GTI-2501” will be given on Thursday, April 29 at 9:45 am in the session “Updates on Oligonucleotide-Based Therapeutics in Clinical Development.”

Lorus will provide preclinical and clinical details on the progress of the Company’s two clinical stage antisense drugs, GTI-2040 and GTI-2501.  A number of recent preclinical studies have further validated the therapeutic application of these compounds, which target different subunits of the ribonucleotide reductase complex, an essential enzyme in de novo DNA synthesis and a novel malignancy determinant.

Clinical development of these compounds has expanded and includes a Phase II clinical trial with capecitabine in end-stage renal cell cancer, and the initiation of four of six US National Cancer Institute-sponsored clinical trials evaluating GTI-2040 in combination with a number of standard therapies across several cancer indications.  Interim results of the renal cell cancer study were announced in January 2004.  Unaudited data analysis indicated that more than half of the 21 evaluable patients in the study exhibited disease stabilization ranging up to eight months.  Some tumor shrinkages were also observed.  A Phase II/III registration clinical program for GTI-2040 in renal cell cancer is presently being designed.

In addition to GTI-2040, clinical development of GTI-2501 continues with the initiation of a Phase II clinical trial in combination with docetaxel for the treatment of hormone refractory prostate cancer.  Lorus’ extensive preclinical antisense program which includes a number of potential therapeutic compounds focusing on several different genetic targets will also be discussed.

“The TIDES conference provides an opportunity for Lorus to profile its broad preclinical and clinical antisense program to leaders in the field of oligonucleotide technology.  TIDES is an excellent forum for increasing industry exposure to our scientific and clinical progress at a time when GTI-2040 and GTI-2501 are progressing in their clinical development,” said Dr. Jim Wright, chief executive officer of Lorus.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Lorus currently has three products in human clinical trials with a pipeline of seven clinical trials in a phase II clinical trials program and one phase III registration clinical trial. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

For U.S. investor relations, please contact Tim Clemensen at 212-843-9337